February 13, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

Re: Vanguard Trustees' Equity Funds

Dear Mr. Sandoe:

         The following responds to your comments of February 7, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 41 that was filed on December 23, 2005.

Vanguard Diversified Equity Fund
Comment 1:  Prospectus - Stock Market Risk
Comment: The prospectus should disclose the risks inherent in investing in the mid- and small-capitalization markets.

Response:         In the section entitled "More on the Fund," the prospectus states "...mid- and small-cap stocks have been more volatile than--and at time have performed quite differently from--large-cap stocks." Given that mid- and small-cap stock risk is not a principal risk of the Fund, we are satisfied with the disclosure as written.



Vanguard International Value Fund
Comment 1:        Prospectus - Primary Investment Strategies
Comment:          Describe how the Fund diversifies its assets across a number of countries.

Response:         The prospectus states that the Fund diversifies its assets across developed and emerging markets in Europe, the Far East, and Latin America. More detailed information about the many countries in which this Fund is invested may be obtained from the Fund's most recent annual report, dated October 31, 2005.
                  The annual report states that the Fund's assets were
                  diversified among European countries (56%), Pacific countries
                  (23%) and
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                  emerging markets (16%).

Comment 2:        Prospectus - Security Selection
Comment:          The prospectus states that the Fund will invest at least 80%
                  of its assets in securities issued by foreign countries. Is the 80% threshold a fundamental policy? Is the 80% threshold subject to a 60-day notice policy?

Response:         The 80% threshold is not a fundamental policy for the Fund.
                  Furthermore, the 80% threshold is not subject to a 60-day notice policy. Even though the term "international" appears in the Fund's name and the Fund has an 80% policy to invest in foreign securities, the term "international" is not subject to Rule 35d-1 and, therefore, is not required to be either fundamental or subject to a 60-day notice.

Comment 3:  Prospectus - Portfolio Manager
Comment: What is the relationship between the two HGI portfolio managers?

Response:         As stated in the prospectus, the two HGI portfolio managers co-manage HGI's portion of the Funds' assets.

Comment 4:  Prospectus--Portfolio Manager
Comment: What is the relationship between the two Bernstein portfolio managers?


Response:         As stated in the prospectus, the two Bernstein portfolio
                  managers co-manage Bernstein's portion of the Funds' assets.


Trustees' Equity Funds SAI
Comment 1:        SAI - Investment Policies
Comment:          The SAI states that under normal circumstances, the
                  Diversified Equity Fund will invest at least 80% of its assets in other Vanguard funds that invest in equity securities. Are the underlying funds required to invest 80% of their assets in equities?

Response:         The underlying funds, which may change from time to time, are not required to invest 80% of their assets in equities. We will revise the SAI to indicate that the underlying funds, in the aggregate, invest mainly in equity securities.

Comment 2:        SAI - Vanguard International Value Fund
Comment:          The detail regarding the Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:         We currently have the appropriate level of disclosure.
                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order
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                  granted by the Commission in 2003 (the "2003 Order").(1)  The
                  funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee
                  Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of Fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

Comment 3:        SAI - Material Conflicts of Interest
Comment:          The SAI states that the portfolio managers manage other
                  accounts, and as a result, conflicts of interest may arise.
                  Please identify the conflicts that may arise.

Response:         The conflicts that may arise relate to allocation of
                  investment opportunities and aggregation of trades. The SAI states that although conflicts of interest may arise, each portfolio manager has adopted policies and procedures designed to address such conflicts, including policies and procedures relating to allocation of investment opportunities and aggregation of trades. We believe that since we mention policies to address conflicts related to trade allocation and aggregation, there is no need to disclose one sentence earlier that the conflicts are in fact trade allocation and aggregation.

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Tandy Requirements
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  - Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  -  Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Response As required by the SEC, we will provide the foregoing acknowledgements.

                                                * * * * *

              As required by the SEC, the Funds acknowledge that:

                  - Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  - Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-2627 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Laura J. Merianos
Associate Counsel